VIA EDGAR

February 16, 2006

Station Place

100 F Street, N.E.

Washington, DC 20549-7010

Mail Stop 4561

Attn:    Stephen Krikorian

Re:	ActivCard Corp.

Form 10-K for Fiscal Year Ended September 30, 2005

Filed December 28, 2005

File No. 000-50223

Dear Mr. Krikorian:

This is to confirm our telephone conversation (with Jason Niethamer) today regarding the comment letter from the Staff of the Securities and Exchange Commission, dated January 31, 2006, relating to the above-referenced Annual Report on Form 10-K (the “Comment Letter”). As I explained, due to recent significant personnel changes in the ActivCard Corp. finance and accounting department, including my arrival as Chief Financial Officer on February 6, 2006, the Company has been unable to respond to the comments set forth in the Comment Letter by the requested deadline.

We are currently in the process of preparing responses to the Comment Letter and intend to present the Comment Letter and the Company’s draft responses to the Audit Committee before submitting our formal response to the Staff. Accordingly, we respectfully request that we be allowed until March 1, 2006 to submit our response to the Comment Letter.

Please feel free to contact me at your earliest convenience to discuss the timing of our response and any related matters. Thank you for your assistance.

Sincerely,

/s/ Mark Lustig
Mark Lustig Chief Financial Officer 510-574-1792

cc:	Richard White, Audit Committee Chairman

Ben C. Barnes, Chief Executive Officer